UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-K CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of Report (Date of earliest event reported) July 19, 2021 Bank of Marin Bancorp (Exact name of Registrant as specified in its charter) California 001-33572 20-8859754 (State or other jurisdiction of incorporation) (Commission File Number) (IRS Employer Identification No.) 504 Redwood Blvd., Suite 100, Novato, CA 94947 (Address of principal executive office) (Zip Code) Registrant’s telephone number, including area code: (415) 763-4520 Not Applicable (Former name or former address, if changes since last report) Check the appropriate box below if the Form 8-K filing is to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: ☒ Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425) ☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c)) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Common stock, no par value and attached Share Purchase Rights BMRC The Nasdaq Stock Market Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 2 - Financial Information Item 2.02 Results of Operations and Financial Condition On July 19, 2021, Bank of Marin Bancorp, "Bancorp" (Nasdaq: BMRC), parent company of Bank of Marin, released its financial results for the quarter ended June 30, 2021. A copy of the press release is included as Exhibit 99.1. Section 8 - Other Events Item 8.01 Other Events In the press release, Bancorp announced that on July 16, 2021, its Board of Directors approved a quarterly cash dividend of $0.24 per share, a $0.01 increase from prior quarter. The cash dividend is payable on August 6, 2021, to shareholders of record at the close of business on July 30, 2021. Bancorp also announced that on July 16, 2021, its Board of Directors approved the repurchase of up to $25.0 million of Bancorp’s common stock through July 31, 2023. Under the stock repurchase program, Bancorp may purchase shares of its common stock through various means such as open market transactions, including block purchases, and privately negotiated transactions. The number of shares repurchased and the timing, manner, price and amount of any repurchases will be determined at the Company’s discretion. Factors include, but are not limited to, stock price, trading volume and general market conditions, along with Bancorp’s general business conditions. The program may be suspended or discontinued at any time and does not obligate the company to acquire any specific number of shares of its common stock. As part of the stock repurchase program, Bancorp is entering into a trading plan adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The 10b5-1 trading plan would permit common stock to be repurchased at a time that Bancorp might otherwise be precluded from doing so under insider trading laws or self-imposed trading restrictions. The 10b5-1 trading plan is administered by an independent broker and is subject to price, market volume and timing restrictions. A copy of the press release is attached to this report as Exhibit 99.1. Section 9 - Financial Statements and Exhibits Item 9.01 Financial Statements and Exhibits (d) Exhibits. Exhibit No. Description Page Number 99.1 Press Release dated July 19, 2021 1-10

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized. Date: July 19, 2021 BANK OF MARIN BANCORP By: /s/ Tani Girton Tani Girton Executive Vice President and Chief Financial Officer

EXHIBIT 99.1 FOR IMMEDIATE RELEASE MEDIA CONTACT: Beth Drummey Marketing & Corporate Communications Manager 415-763-4529 | bethdrummey@bankofmarin.com BANK OF MARIN BANCORP REPORTS SECOND QUARTER EARNINGS OF $9.3 MILLION STRONG CAPITAL POSITION LEADS TO $0.24 QUARTERLY DIVIDEND AND NEW $25.0 MILLION SHARE REPURCHASE PROGRAM NOVATO, CA, July 19, 2021 - Bank of Marin Bancorp, "Bancorp" (Nasdaq: BMRC), parent company of Bank of Marin, "Bank," announced earnings of $9.3 million in the second quarter of 2021, compared to $8.9 million in the first quarter of 2021 and $7.4 million in the second quarter of 2020. Diluted earnings per share were $0.71 in the second quarter, $0.66 in the prior quarter, and $0.55 in the same quarter last year. Earnings for the first six months of 2021 totaled $18.2 million compared to $14.6 million in the same period last year. Diluted earnings per share were $1.37 and $1.07 in the first six months of 2021 and 2020, respectively. “During the second quarter, we generated strong results for our shareholders, growing both net interest income and non-interest revenue. In addition, we managed expenses closely and maintained exceptional credit quality,” said Russell A. Colombo, Chief Executive Officer. “Importantly, our acquisition of American River Bankshares is on track to close in the third quarter. This strategic acquisition will give us a well-established foothold in the growing Sacramento region and expand our Northern California footprint.” Bancorp provided the following highlights from the second quarter of 2021: • Loan balances were $2.003 billion at June 30, 2021, compared to $2.122 billion at March 31, 2021 and $2.110 billion at June 30, 2020. Small Business Administration ("SBA") Paycheck Protection Program ("PPP") loans outstanding were $248.3 million at June 30, 2021, versus $365.0 million and $298.9 million at March 31, 2021 and June 30, 2020, respectively. As of June 30, 2021, $189.3 million of our PPP loans had been forgiven and paid off by the SBA. • Credit quality remains strong, with non-accrual loans representing 0.46% of total loans as of June 30, 2021, compared to 0.43% at March 31, 2021, and 0.08% at June 30, 2020. Reversals of $920 thousand to the allowance for credit losses on loans and $612 thousand to the allowance for credit losses on unfunded loan commitments in the second quarter of 2021 were driven primarily by an improvement in economic forecasts. • Total deposits grew $27.4 million to $2.684 billion at June 30, 2021 from $2.656 billion at March 31, 2021. The increase in the second quarter of 2021 was primarily driven by our customers depositing PPP funds into their accounts and new account openings. Non-interest bearing deposits were 54% of total deposits as of June 30, 2021 and March 31, 2021, versus 52% at the end of the second quarter a year ago. Cost of average deposits were 0.07% in the second quarter and first quarter of 2021, compared to 0.09% in the second quarter of 2020. • Return on average assets ("ROA") and return on average equity ("ROE") were 1.20% and 10.72%, respectively, for the quarter ended June 30, 2021. ROA and ROE were 1.21% and 10.22% in the prior quarter and 1.01% and 8.52%, respectively, in the second quarter a year ago. • All capital ratios were above well-capitalized regulatory requirements. The total risk-based capital ratio for Bancorp was 15.5% at June 30, 2021, compared to 15.7% at March 31, 2021, and 15.8% at June 30, 2020. Bancorp's tangible common equity to tangible assets was 10.4% at June 30, 2021, compared to 10.5% at March 31, 2021 and 10.1% at June 30, 2020 (refer to footnote 5 on page 6 for a definition of this non-GAAP financial measure). The Bank's total risk-based capital ratio was 15.3% at June 30, 2021, compared to 14.8% at March 31, 2021, and 15.0% at June 30, 2020. 1

• As previously announced, on April 16, 2021 Bancorp entered into a definitive agreement to acquire American River Bankshares ("AMRB"), parent company of American River Bank ("ARB"), whereby AMRB will merge with and into Bancorp and immediately thereafter ARB will merge with and into Bank of Marin (collectively, the "Merger"). The acquisition will expand Bank of Marin's presence throughout the Greater Sacramento, Amador and Sonoma County Regions where ARB has ten branches. Pursuant to the terms of the agreement, AMRB shareholders will have the right to receive 0.575 shares of Bank of Marin Bancorp common stock. AMRB had total assets of $916.1 million, total deposits of $788.6 million, and total loans of $475.4 million as of March 31, 2021. These amounts are subject to fair value adjustments upon the close of the Merger. The Boards of Directors of each company unanimously approved the merger. The Merger is expected to close in the third quarter of 2021, subject to regulatory approval and approval by shareholders of Bancorp and AMRB on July 28, 2021. • The Board of Directors declared a cash dividend of $0.24 per share on July 16, 2021, a $0.01 increase from the prior quarter. This represents the 65th consecutive quarterly dividend paid by Bank of Marin Bancorp. The dividend is payable on August 6, 2021, to shareholders of record at the close of business on July 30, 2021. • Given our strong capital and liquidity, the Board of Directors approved a new share repurchase program on July 16, 2021 under which Bancorp may repurchase up to $25.0 million of its outstanding common stock through July 31, 2023. “Our relationship banking model proved itself through the pandemic and into the first half of 2021,” said Tim Myers, President and Chief Operating Officer. “Through PPP we helped our customers in need and grew our core deposit base. Our bankers are back out visiting and working with clients to address their evolving needs as the economy reopens and demand for business financing returns." Loans and Credit Quality Loans decreased by $119.0 million in the second quarter and totaled $2.003 billion at June 30, 2021. The decrease was comprised of a $116.7 million net decrease in PPP loans, and a $2.3 million decrease in non-PPP loans. Non- PPP-related loan originations were $43.8 million and $69.1 million for the second quarter and first six months of 2021, compared to $41.8 million and $71.6 million for the same periods in 2020. Loan payoffs were $60.9 million and $95.4 million in the second quarter and first half of 2021, compared to $31.7 million and $83.4 million for the first quarter and first half of 2020. Loan payoffs in the second quarter of 2021 consisted largely of HELOC, tenants in common, and commercial loans on which underlying assets were sold or paid off with cash. As of June 30, 2021, there were 1,532 PPP loans outstanding totaling $248.3 million (net of $6.5 million in unrecognized fees and costs). PPP loans funded in the Bank's second round totaled 1,063 for $136.2 million. Forgiveness of PPP loans continues with 1,395 approved by the SBA as of July 13, 2021 totaling $201.6 million. As of June 30, 2021, PPP loans forgiven and paid off were 1,344 totaling $189.3 million. Of the loans remaining, 70% (1,072 loans) totaling $45.8 million are less than or equal to $150 thousand and have access to streamlined forgiveness processing. As of July 16, 2021, 6 borrowing relationships with 9 loans totaling $43.4 million were benefiting from payment relief. We monitor the financial situation of these clients closely and expect the majority to resume payments as the economy continues to reopen. Non-accrual loans totaled $9.2 million at June 30, 2021 and March 31, 2021, or 0.46% and 0.43% of total loans, respectively. Non-accrual loans totaled $1.6 million, or 0.08% of total loans a year ago. Classified loans totaled $30.8 million at June 30, 2021, compared to $26.4 million at March 31, 2021 and $13.5 million at June 30, 2020. There were no loans classified doubtful at June 30, 2021, March 31, 2021, or June 30, 2020. Accruing loans past due 30 to 89 days totaled $487 thousand at June 30, 2021, compared to $1.0 million at March 31, 2021 and $83 thousand a year ago. In the second quarter of 2021, we recorded a reversal of the provision for credit losses on loans of $920 thousand, compared to a reversal of $2.9 million in the prior quarter and a provision of $2.0 million in the second quarter of 2020. Both the current quarter and prior quarter allowances were calculated under the current expected credit loss methodology. The reversal of the provision in the second quarter of 2021 was primarily due to improvements in 2 economic forecasts. The second quarter of 2020 included a $2.0 million provision for credit losses on loans, as determined under the incurred loss methodology, due to economic uncertainties of the COVID-19 pandemic. We recorded a $612 thousand reversal of credit losses on unfunded commitments in the second quarter of 2021, compared to $590 thousand in the prior quarter and a $260 thousand provision in the second quarter of 2020. The reversals in the second and first quarters of 2021 were primarily driven by improvements in economic forecasts. A $39.1 million decrease in unfunded loan commitments also contributed to the reversal of the allowance for credit losses on unfunded commitments in the second quarter of 2021. Net recoveries were $62 thousand in the second quarter of 2021 and $13 thousand in the prior quarter, compared to net charge-offs of $16 thousand in the second quarter a year ago. The ratio of allowance for credit losses to total loans was 0.95% at June 30, 2021, 0.94% at March 31, 2021, and 0.99% at June 30, 2020. Excluding acquired and SBA PPP loans, the allowance for credit losses represented 1.09% of total loans as of June 30, 2021, compared to 1.14% and 1.22% as of March 31, 2021 and June 30, 2020, respectively (refer to footnote 4 on page 6 for a definition of this non-GAAP financial measure). Cash, Cash Equivalents and Restricted Cash Total cash, cash equivalents and restricted cash were $257.5 million at June 30, 2021, compared to $142.8 million at March 31, 2021. The increase was primarily associated with SBA PPP loan forgiveness and increase in deposits. Investments The investment securities portfolio increased to $687.0 million at June 30, 2021 from $670.5 million at March 31, 2021. The increase was primarily attributed to purchases of $41.2 million, partially offset by paydowns and calls of $26.7 million. The fair value of available-for-sale investment securities increased $2.8 million due to a decline in interest rates in the second quarter of 2021. Deposits Total deposits were $2.684 billion at June 30, 2021, compared to $2.656 billion at March 31, 2021. The increase was primarily driven by our customers depositing PPP funds into their accounts and new account openings in the second quarter of 2021. The Bank maintained $174.0 million in off-balance sheet deposits with deposit networks at June 30, 2021 as compared to $180.8 million at March 31, 2021. Average cost of deposits held steady at 0.07% in the second quarter of 2021. On March 30, 2020, we implemented temporary fee waivers for all ATM fees, overdraft fees and early withdrawal penalties for time deposits to help ease the financial burden customers began experiencing due to the pandemic. After honoring the fee waivers for one year, we provided our customers 30 days notice, and reinstituted the fees as of May 3, 2021. Earnings “Bank of Marin is emerging from the pandemic with the increased profitability and strong balance sheet that we have established as hallmarks throughout our 31-year history,” said Tani Girton, Executive Vice President and Chief Financial Officer. “We produced strong net income growth during the quarter and over the past year. We are prepared for the American River Bank integration, and we fully expect the acquisition to further drive value for our shareholders.” Net interest income totaled $24.5 million in the second quarter of 2021, compared to $22.0 million in the prior quarter and $24.4 million in the second quarter a year ago. The $2.5 million increase from the prior quarter was attributable to $1.3 million in accelerated discount accretion from the early redemption of a subordinated debenture in the first quarter of 2021, and $947 thousand higher accelerated fee income from SBA PPP loan forgiveness in the second quarter of 2021. We recognized $2.6 million in SBA PPP fees, net of cost in the second quarter of 2021 compared to $1.7 million in prior quarter, and $1.2 million in the second quarter of 2020. Additionally, higher average investment security balances and one more day in the second quarter contributed to increased interest income. Increases were partially offset by lower yields across interest-earning assets and lower average loan balances. The $159 thousand increase from the comparative quarter a year ago was reflective of higher income from SBA PPP loans, higher average investment securities and commercial real estate loan balances, and lower rates on interest-bearing liabilities. Increases were mostly offset by lower yielding interest-earning assets and lower average commercial, home equity, and other residential loan balances. 3

Net interest income totaled $46.6 million in the first six months of 2021 compared to $48.5 million in the first six months a year ago. The decrease was primarily attributed to $1.3 million in accelerated discount accretion from the early redemption of a subordinated debenture in the first quarter of 2021, lower yielding interest-earning assets, lower average balances of commercial and consumer loans, and one less day in the period. Decreases were partially offset by higher income from SBA PPP loans and higher investment securities, commercial real estate, and construction loan balances, and lower rates on interest-bearing liabilities. We recognized $4.3 million in SBA PPP fees, net of cost in the first six months of 2021, compared to $1.2 million in the first six months a year ago. As of June 30, 2021 $6.5 million PPP fees, net of deferred costs remain outstanding and will be recognized into income in future periods. The tax-equivalent net interest margin was 3.37% in the second quarter, 3.19% in the prior quarter, and 3.53% in the second quarter of 2020. The tax-equivalent net interest margin was 3.28% in the first six months of 2021 compared to 3.70% in the six months a year ago. The decreases from the same quarter and year-to-date periods of 2020 were primarily attributed to the lower interest rate environment. SBA PPP loans contributed 12 basis points to the second quarter's net interest margin as compared to 1 basis point in the prior quarter due to higher fee accretion in the second quarter as more PPP loans were forgiven and paid off by the SBA. SBA PPP loans added 5 basis points to the first six months' net interest margin as compared to a 2 basis points reduction to the same period a year ago. The early redemption of our last subordinated debenture reduced first quarter 2021 tax-equivalent net interest margin by approximately 18 basis points. Non-interest income totaled $2.0 million in the second quarter of 2021, compared to $1.8 million in the prior quarter and second quarter a year ago. The $196 thousand increase from the prior quarter and $209 thousand increase from the second quarter of 2020 were mostly attributed to debit card interchange fees from increased levels of activity and higher Wealth Management and Trust Services income generated from new accounts and favorable market performance. Increases relative to the prior year were partially offset by the absence of gains on investment securities in the second quarter of 2021. Non-interest income decreased $1.1 million to $3.8 million in the first six months of 2021 from $4.9 million in the first six months of 2020. The decrease was primarily attributed to the absence of gains on investment securities, versus $915 thousand realized in the comparative period a year ago. Non-interest expense increased $144 thousand to $15.6 million in the second quarter of 2021 from $15.4 million in the prior quarter. The increase was primarily due to $441 thousand more in charitable contributions as the majority of our 2021 contributions were disbursed in the second quarter of 2021, $351 thousand increase in ARB acquisition- related expenses (mostly related to professional services), and $100 thousand in directors expense due to two new board members. Decreases relative to the prior quarter included $460 thousand in stock-based compensation for participants meeting retirement eligibility criteria, and resets on 401K matching and payroll taxes, all of which occurred in the first quarter. Second quarter non-interest expense increased $1.7 million from $13.9 million in the second quarter of 2020. The increase was primarily attributed to $1.0 million in higher salaries and related benefits (mostly related to fewer deferred SBA PPP loan origination costs), $351 thousand increase in ARB acquisition-related expenses, and $189 thousand increase in charitable contributions. Non-interest expense increased $1.7 million to $31.0 million in the first six months of 2021 compared to $29.2 million in the first six months of 2020. Higher salaries and related benefits of $755 thousand, of which over half was attributed to fewer deferred SBA PPP loan origination costs, contributed to the increase. Professional services also increased by $755 thousand due to some pandemic related delays in 2020 activities and ARB acquisition-related activities. In addition, FDIC deposit insurance expenses were $243 thousand higher. The (reversal of) or provision for credit losses on unfunded commitments was reclassified out of non-interest expense and included as a separate line item under net interest income in the consolidated statements of comprehensive income for all periods presented. Efficiency ratios for all periods reported have been updated to reflect the reclassification. 4

Share Repurchase Program The $25.0 million share repurchase program approved by the Bancorp Board of Directors on January 24, 2020 was completed in May 2021. Bancorp repurchased 297,935 shares totaling $10.7 million in the second quarter of 2021. Cumulative repurchases under this program amounted to 691,519 shares totaling $25.0 million. The Board of Directors approved a new share repurchase program on July 16, 2021 under which Bancorp may repurchase up to $25.0 million of its outstanding common stock through July 31, 2023. Earnings Call and Webcast Information Bank of Marin Bancorp will present its second quarter earnings call via webcast on Monday, July 19, 2021 at 8:30 a.m. PT/11:30 a.m. ET. Investors will have the opportunity to listen to the webcast online through Bank of Marin’s website at https://www.bankofmarin.com under “Investor Relations.” To listen to the webcast live, please go to the website at least 15 minutes early to register, download and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available at the same website location shortly after the call. About Bank of Marin Bancorp Founded in 1990 and headquartered in Novato, Bank of Marin is the wholly owned subsidiary of Bank of Marin Bancorp (Nasdaq: BMRC). A leading business and community bank in the San Francisco Bay Area, with assets of $3.1 billion as of June 30, 2021, Bank of Marin has 21 branches and 7 commercial banking offices located across 7 Bay Area counties. Bank of Marin provides commercial banking, personal banking, specialty lending and wealth management and trust services. Specializing in providing legendary service to its customers and investing in its local communities, Bank of Marin has consistently been ranked one of the “Top Corporate Philanthropists" by the San Francisco Business Times and one of the “Best Places to Work” by the North Bay Business Journal. Bank of Marin Bancorp is included in the Russell 2000 Small-Cap Index and Nasdaq ABA Community Bank Index. For more information, go to www.bankofmarin.com. Forward-Looking Statements This release may contain certain forward-looking statements that are based on management's current expectations regarding economic, legislative, and regulatory issues that may impact Bancorp's earnings in future periods. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words “believe,” “expect,” “intend,” “estimate” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Factors that could cause future results to vary materially from current management expectations include, but are not limited to, our ability to successfully close and integrate the acquisition of AMRB and ARB into the Company and Bank, natural disasters (such as wildfires and earthquakes), our borrowers’ actual payment performance as loan deferrals related to the COVID-19 pandemic expire, changes to statutes, regulations, or regulatory policies or practices as a result of, or in response to COVID-19, including the potential adverse impact of loan modifications and payment deferrals implemented consistent with recent regulatory guidance, general economic conditions, economic uncertainty in the United States and abroad, changes in interest rates, deposit flows, real estate values, costs or effects of acquisitions, competition, changes in accounting principles, policies or guidelines, legislation or regulation (including the Tax Cuts & Jobs Act of 2017 and the Coronavirus Aid, Relief and Economic Security Act of 2020, as amended), interruptions of utility service in our markets for sustained periods, and other economic, competitive, governmental, regulatory and technological factors (including external fraud and cybersecurity threats) affecting Bancorp's operations, pricing, products and services. These and other important factors are detailed in various securities law filings made periodically by Bancorp, copies of which are available from Bancorp without charge. Bancorp undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events. (BMRC-ER) 5

BANK OF MARIN BANCORP FINANCIAL HIGHLIGHTS			
(dollars in thousands, except per share data; unaudited)	June 30, 2021	March 31, 2021	June 30, 2020
Quarter-to-Date			
Net income	$ 9,285	$ 8,947	$ 7,406
Diluted earnings per common share	$ 0.71	$ 0.66	$ 0.55
Return on average assets	1.20 %	1.21 %	1.01 %
Return on average equity	10.72 %	10.22 %	8.52 %
Efficiency ratio	58.58 %	64.60 %	53.01 %
Tax-equivalent net interest margin [1]	3.37 %	3.19 %	3.53 %
Cost of deposits	0.07 %	0.07 %	0.09 %
Net (recoveries) charge-offs	$ (62)	$ (13)	$ 16
Year-to-Date			
Net income	$ 18,232		$ 14,634
Diluted earnings per common share	$ 1.37		$ 1.07
Return on average assets	1.21 %		1.05 %
Return on average equity	10.47 %		8.53 %
Efficiency ratio	61.43 %		54.74 %
Tax-equivalent net interest margin [1]	3.28 %		3.70 %
Cost of deposits	0.07 %		0.15 %
Net (recoveries) charge-offs	$ (75)		$ 9
At Period End			
Total assets	$ 3,073,818	$ 3,058,133	$ 3,181,540
Loans:			
Commercial and industrial [2]	$ 423,646	$ 545,069	$ 525,117
Real estate:			
Commercial owner-occupied	296,407	308,266	296,163
Commercial investor-owned	967,335	955,021	946,389
Construction	80,841	71,066	66,368
Home equity	92,510	96,575	112,911
Other residential	120,903	124,383	136,859
Installment and other consumer loans	21,125	21,392	26,394
Total loans	$ 2,002,767	$ 2,121,772	$ 2,110,201
Non-performing loans: [3]			
Real estate:			
Commercial owner-occupied	$ 7,148	$ 7,147	$ —
Commercial investor-owned	1,597	1,603	907
Home equity	445	455	625
Installment and other consumer loans	—	—	55
Total non-accrual loans	$ 9,190	$ 9,205	$ 1,587
Classified loans (graded substandard and doubtful)	$ 30,813	$ 26,421	$ 13,545
Total accruing loans 30-89 days past due	$ 487	$ 1,047	$ 83
Allowance for credit losses to total loans	0.95 %	0.94 %	0.99 %
Allowance for credit losses to total loans, excluding acquired and SBA PPP loans [4]	1.09 %	1.14 %	1.22 %
Allowance for credit losses to non-performing loans	2.08x	2.17x	13.15x
Non-accrual loans to total loans	0.46 %	0.43 %	0.08 %
Total deposits	$ 2,683,575	$ 2,656,199	$ 2,779,866
Loan-to-deposit ratio	74.6 %	79.9 %	75.9 %
Stockholders' equity	$ 348,649	$ 350,292	$ 352,240
Book value per share	$ 26.71	$ 26.29	$ 25.92
Tangible common equity to tangible assets [5]	10.4 %	10.5 %	10.1 %
Total risk-based capital ratio - Bank	15.3 %	14.8 %	15.0 %
Total risk-based capital ratio - Bancorp	15.5 %	15.7 %	15.8 %
Full-time equivalent employees	278	282	295

[1] Net interest income is annualized by dividing actual number of days in the period times 360 days.

[2] Includes SBA PPP loans of $248.3 million, $365.0 million, and $298.9 million at June 30, 2021, March 31, 2021, and June 30, 2020, respectively.

[3] Excludes accruing troubled-debt restructured loans of $3.3 million, $3.4 million and $10.3 million at June 30, 2021, March 31, 2021, and June 30, 2020, respectively.

[4] The allowance for credit losses to total loans, excluding non-impaired acquired loans and guaranteed SBA PPP loans, is considered a meaningful non-GAAP financial measure, as it represents only those loans that were considered in the calculation of the allowance for credit losses. Due to the adoption of CECL on December 31, 2020, all loans previously considered "acquired" are now included in the calculation of the allowance for credit losses. Acquired loans that were not impaired at June 30, 2020 totaled $95.6 million. Refer to footnote 2 above for SBA PPP loan totals.

[5] Tangible common equity to tangible assets is considered to be a meaningful non-GAAP financial measure of capital adequacy and is useful for investors to assess Bancorp's ability to absorb potential losses. Tangible common equity includes common stock, retained earnings and unrealized gain on available for sale securities, net of tax, less goodwill and intangible assets of $33.6 million, $33.8 million and $34.4 million at June 30, 2021, March 31, 2021, and June 30, 2020, respectively. Tangible assets exclude goodwill and intangible assets.

6

BANK OF MARIN BANCORP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except per share amounts; unaudited)	Three months ended June 30, 2021	Three months ended March 31, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Interest income					
Interest and fees on loans	$ 21,429	$ 20,661	$ 21,217	$ 42,090	$ 42,104
Interest on investment securities	3,504	3,129	3,741	6,633	7,906
Interest on federal funds sold and due from banks	54	42	39	96	371
Total interest income	24,987	23,832	24,997	48,819	50,381
Interest expense					
Interest on interest-bearing transaction accounts	39	39	39	78	105
Interest on savings accounts	21	19	17	40	33
Interest on money market accounts	312	286	383	598	1,354
Interest on time accounts	81	96	142	177	303
Interest on borrowings and other obligations	—	—	1	—	3
Interest on subordinated debenture	—	1,361	40	1,361	89
Total interest expense	453	1,801	622	2,254	1,887
Net interest income	24,534	22,031	24,375	46,565	48,494
(Reversal of) provision for credit losses on loans	(920)	(2,929)	2,000	(3,849)	4,200
(Reversal of) provision for credit losses on unfunded loan commitments	(612)	(590)	260	(1,202)	362
Net interest income after (reversal of) provision for credit losses	26,066	25,550	22,115	51,616	43,932
Non-interest income					
Wealth Management and Trust Services	530	488	421	1,018	744
Debit card interchange fees	419	366	308	785	925
Service charges on deposit accounts	317	281	293	598	668
Earnings on bank-owned life insurance, net	233	257	234	490	509
Dividends on Federal Home Loan Bank stock	177	149	146	326	354
Merchant interchange fees	61	57	47	118	120
Gains on sale of investment securities, net	—	—	115	—	915
Other income	285	228	249	513	698
Total non-interest income	2,022	1,826	1,813	3,848	4,933
Non-interest expense					
Salaries and related benefits	8,888	9,208	7,864	18,096	17,341
Occupancy and equipment	1,751	1,751	1,661	3,502	3,324
Professional services	986	863	550	1,849	1,094
Data processing	820	819	829	1,639	1,615
Depreciation and amortization	389	459	526	848	1,052
Information technology	296	313	252	609	502
Amortization of core deposit intangible	205	204	213	409	426
Federal Deposit Insurance Corporation insurance	182	179	116	361	118
Directors' expense	230	175	175	405	349
Charitable contributions	462	31	273	493	440
Other expense	1,347	1,410	1,422	2,757	2,987
Total non-interest expense	15,556	15,412	13,881	30,968	29,248
Income before provision for income taxes	12,532	11,964	10,047	24,496	19,617
Provision for income taxes	3,247	3,017	2,641	6,264	4,983
Net income	**$ 9,285**	**$ 8,947**	**$ 7,406**	**$ 18,232**	**$ 14,634**
Net income per common share:					
Basic	$ 0.71	$ 0.67	$ 0.55	$ 1.38	$ 1.08
Diluted	$ 0.71	$ 0.66	$ 0.55	$ 1.37	$ 1.07
Weighted average shares:					
Basic	13,092	13,363	13,514	13,227	13,519
Diluted	13,164	13,469	13,585	13,316	13,621
Comprehensive income (loss):					
Net income	$ 9,285	$ 8,947	$ 7,406	$ 18,232	$ 14,634
Other comprehensive income (loss):					
Change in net unrealized gains on available-for-sale securities	2,798	(9,082)	1,494	(6,284)	11,306
Reclassification adjustment for gains on available-for-sale securities included in net income	—	—	(115)	—	(915)
Amortization of net unrealized losses on securities transferred from available-for-sale to held-to-maturity	138	143	135	281	245
Other comprehensive income (loss), before tax	2,936	(8,939)	1,514	(6,003)	10,636
Deferred tax expense (benefit)	864	(2,644)	448	(1,780)	3,145
Other comprehensive income (loss), net of tax	2,072	(6,295)	1,066	(4,223)	7,491
Total comprehensive income	$ 11,357	$ 2,652	$ 8,472	$ 14,009	$ 22,125

8

BANK OF MARIN BANCORP
CONSOLIDATED STATEMENTS OF CONDITION

(in thousands, except share data; unaudited)	June 30, 2021	March 31, 2021	June 30, 2020
Assets			
Cash, cash equivalents and restricted cash	$ 257,543	$ 142,819	$ 397,699
Investment securities:			
Held-to-maturity, at amortized cost (net of zero allowance for credit losses at June 30, 2021 and March 31, 2021[1])	169,038	151,970	125,781
Available-for-sale (at fair value; amortized cost $504,934, $508,337, and $411,047 at June 30, 2021, March 31, 2021, June 30, 2020, respectively; net of zero allowance for credit losses at June 30, 2021 and March 31, 2021[1])	517,963	518,568	429,775
Total investment securities	687,001	670,538	555,556
Loans, at amortized cost	2,002,767	2,121,772	2,110,201
Allowance for credit losses[1]	(19,100)	(19,958)	(20,868)
Loans, net of allowance for credit losses	1,983,667	2,101,814	2,089,333
Bank premises and equipment, net	5,248	4,604	5,278
Goodwill	30,140	30,140	30,140
Core deposit intangible	3,423	3,627	4,258
Operating lease right-of-use assets	23,506	24,559	23,090
Interest receivable and other assets	83,290	80,032	76,186
Total assets	**$ 3,073,818**	**$ 3,058,133**	**$ 3,181,540**
Liabilities and Stockholders' Equity			
Liabilities			
Deposits			
Non-interest bearing	$ 1,460,076	$ 1,445,282	$ 1,442,849
Interest bearing			
Transaction accounts	168,226	176,390	146,811
Savings accounts	230,730	224,748	190,561
Money market accounts	729,193	714,824	904,163
Time accounts	95,350	94,955	95,482
Total deposits	2,683,575	2,656,199	2,779,866
Borrowings and other obligations	438	30	140
Subordinated debenture	—	—	2,743
Operating lease liabilities	24,919	25,993	24,574
Interest payable and other liabilities	16,237	25,619	21,977
Total liabilities	2,725,169	2,707,841	2,829,300
Stockholders' Equity			
Preferred stock, no par value, Authorized - 5,000,000 shares, none issued	—	—	—
Common stock, no par value, Authorized - 30,000,000 shares; issued and outstanding - 13,055,105, 13,326,509 and 13,591,835 at June 30, 2021, March 31, 2021, and June 30, 2020, respectively	108,430	118,386	128,633
Retained earnings	231,841	225,600	211,613
Accumulated other comprehensive income, net of taxes	8,378	6,306	11,994
Total stockholders' equity	348,649	350,292	352,240
Total liabilities and stockholders' equity	**$ 3,073,818**	**$ 3,058,133**	**$ 3,181,540**

[1] The June 30, 2021 and March 31, 2021 allowances were calculated under current expected credit loss methodology, while the June 30, 2020 allowance was calculated under incurred loss methodology. Refer to Note 1, Summary of Accounting Policies, in our 2020 Form 10-K for further information on the adoption of ASU 2016-13.

7

BANK OF MARIN BANCORP
AVERAGE STATEMENTS OF CONDITION AND ANALYSIS OF NET INTEREST INCOME

(in thousands; unaudited)	Three months ended June 30, 2021			Three months ended March 31, 2021			Three months ended June 30, 2020		
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Assets									
Interest-earning deposits with banks [1]	$ 193,749	$ 54	0.11 %	$ 165,788	$ 42	0.10 %	$ 173,161	$ 39	0.09 %
Investment securities [2, 3]	661,361	3,666	2.22 %	540,970	3,282	2.43 %	550,483	3,886	2.82 %
Loans [1, 3, 4]	2,062,497	21,601	4.14 %	2,099,847	20,836	3.97 %	2,043,197	21,399	4.14 %
Total interest-earning assets [1]	2,917,607	25,321	3.43 %	2,806,605	24,160	3.44 %	2,766,841	25,324	3.62 %
Cash and non-interest-bearing due from banks	39,252			50,931			37,680		
Bank premises and equipment, net	4,795			4,777			5,543		
Interest receivable and other assets, net	131,667			133,693			133,639		
Total assets	**$ 3,093,321**			**$ 2,996,006**			**$ 2,943,703**		
Liabilities and Stockholders' Equity									
Interest-bearing transaction accounts	$ 167,787	$ 39	0.09 %	$ 174,135	$ 39	0.09 %	$ 142,778	$ 39	0.11 %
Savings accounts	227,767	21	0.04 %	214,049	19	0.04 %	182,371	17	0.04 %
Money market accounts	735,784	312	0.17 %	703,577	286	0.16 %	794,654	383	0.19 %
Time accounts including CDARS	95,354	81	0.34 %	96,349	96	0.40 %	95,076	142	0.60 %
Borrowings and other obligations [1]	61	—	1.15 %	36	—	1.99 %	156	1	2.62 %
Subordinated debenture [1, 5]	—	—	— %	2,164	1,361	251.54 %	2,733	40	5.73 %
Total interest-bearing liabilities	1,226,753	453	0.15 %	1,190,310	1,801	0.61 %	1,217,768	622	0.21 %
Demand accounts	1,478,119			1,406,123			1,332,986		
Interest payable and other liabilities	40,976			44,551			43,255		
Stockholders' equity	347,473			355,022			349,694		
Total liabilities & stockholders' equity	**$ 3,093,321**			**$ 2,996,006**			**$ 2,943,703**		
Tax-equivalent net interest income/margin [1]		$ 24,868	3.37 %		$ 22,359	3.19 %		$ 24,702	3.53 %
Reported net interest income/margin [1]		$ 24,534	3.33 %		$ 22,031	3.14 %		$ 24,375	3.49 %
Tax-equivalent net interest rate spread			3.28 %			2.83 %			3.41 %

(in thousands; unaudited)	Six months ended June 30, 2021			Six months ended June 30, 2020		
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Assets						
Interest-earning deposits with banks [1]	$ 179,846	$ 96	0.11 %	$ 136,261	$ 371	0.54 %
Investment securities [2, 3]	601,498	6,948	2.31 %	553,690	8,151	2.94 %
Loans [1, 3, 4]	2,081,069	42,437	4.06 %	1,938,189	42,465	4.33 %
Total interest-earning assets [1]	2,862,413	49,481	3.44 %	2,628,140	50,987	3.84 %
Cash and non-interest-bearing due from banks	45,059			39,262		
Bank premises and equipment, net	4,786			5,741		
Interest receivable and other assets, net	132,675			126,274		
Total assets	**$ 3,044,933**			**$ 2,799,417**		
Liabilities and Stockholders' Equity						
Interest-bearing transaction accounts	$ 170,943	$ 78	0.09 %	$ 140,587	$ 105	0.15 %
Savings accounts	220,946	40	0.04 %	172,905	33	0.04 %
Money market accounts	719,769	598	0.17 %	777,635	1,354	0.35 %
Time accounts including CDARS	95,849	177	0.37 %	95,616	303	0.64 %
Borrowings and other obligations [1]	50	—	1.46 %	257	3	2.06 %
Subordinated debenture [1]	1,076	1,361	251.54 %	2,724	89	6.46 %
Total interest-bearing liabilities	1,208,633	2,254	0.38 %	1,189,724	1,887	0.32 %
Demand accounts	1,442,320			1,226,481		
Interest payable and other liabilities	42,753			38,150		
Stockholders' equity	351,227			345,062		
Total liabilities & stockholders' equity	**$ 3,044,933**			**$ 2,799,417**		
Tax-equivalent net interest income/margin [1]		$ 47,227	3.28 %		$ 49,100	3.70 %
Reported net interest income/margin [1]		$ 46,565	3.24 %		$ 48,494	3.65 %
Tax-equivalent net interest rate spread			3.06 %			3.52 %

[1] Interest income/expense is divided by actual number of days in the period times 360 days to correspond to stated interest rate terms, where applicable.

[2] Yields on available-for-sale securities are calculated based on amortized cost balances rather than fair value, as changes in fair value are reflected as a component of stockholders' equity. Investment security interest is earned on 30/360 day basis monthly.

[3] Yields and interest income on tax-exempt securities and loans are presented on a taxable-equivalent basis using the Federal statutory rate of 21 percent in 2021 and 2020.

[4] Average balances on loans outstanding include non-performing loans. The amortized portion of net loan origination fees is included in interest income on loans, representing an adjustment to the yield.

[5] First quarter 2021 interest expense includes $1.3 million accelerated discount accretion from the early redemption of our last subordinated debenture on March 15, 2021.

9